CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	—	70
Accounts receivable	878	1,014
Income taxes receivable	341	312
Inventories	1,121	1,247
Prepaid expenses	211	271
	2,551	2,914
Restricted cash (note 4)	125	121
Exploration and evaluation assets (note 5)	1,075	1,091
Property, plant and equipment, net (note 6)	26,818	27,634
Goodwill	656	700
Investment in joint ventures	364	359
Long-term income taxes receivable	109	109
Other assets (note 7)	198	128
Total Assets	31,896	33,056
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	1,753	2,527
Short-term debt (note 8)	868	720
Long-term debt due within one year (note 8)	259	277
Contribution payable due within one year	218	210
Asset retirement obligations (note 9)	82	102
	3,180	3,836
Long-term debt (note 8)	5,850	5,759
Other long-term liabilities (note 10)	732	743
Contribution payable	79	138
Asset retirement obligations (note 9)	2,895	2,882
Deferred tax liabilities	3,056	3,112
Total Liabilities	15,792	16,470
Shareholders’ equity
Common shares (note 11)	7,296	7,000
Preferred shares (note 11)	874	874
Retained earnings	7,121	7,589
Other reserves	813	1,123
Total Shareholders’ Equity	16,104	16,586
Total Liabilities and Shareholders’ Equity	31,896	33,056
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Income (Loss)

	Three months ended
	March 31,
(millions of Canadian dollars, except share data)	2016	2015
Gross revenues	2,680	4,017
Royalties	(54)	(130)
Marketing and other	(102)	69
Revenues, net of royalties	2,524	3,956
Expenses
Purchases of crude oil and products	1,486	2,227
Production, operating and transportation expenses (note 12)	681	755
Selling, general and administrative expenses (note 12)	117	105
Depletion, depreciation and amortization (note 6)	722	864
Exploration and evaluation expenses	17	57
Other – net (note 6)	(63)	(26)
	2,960	3,982
Loss from operating activities	(436)	(26)
Share of equity investment	(1)	—
Financial items (note 13)
Net foreign exchange gain	13	62
Finance income	5	2
Finance expenses	(107)	(52)
	(89)	12
Loss before income taxes	(526)	(14)
Provisions for (recovery of) income taxes
Current	(61)	54
Deferred	(7)	(259)
	(68)	(205)
Net earnings (loss)	(458)	191
Earnings (loss) per share (note 11)
Basic	(0.47)	0.19
Diluted	(0.47)	0.17
Weighted average number of common shares outstanding (note 11)
Basic (millions)	1,003.1	983.8
Diluted (millions)	1,003.1	984.0
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended
	March 31,
(millions of Canadian dollars)	2016	2015
Net earnings (loss)	(458)	191
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges	(1)	—
Exchange differences on translation of foreign operations	(548)	575
Hedge of net investment (note 15)	239	(277)
Other comprehensive income (loss)	(310)	298
Comprehensive income (loss)	(768)	489
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2014	6,986	534	12,666	366	23	20,575
Net earnings	—	—	191	—	—	191
Other comprehensive income (loss)
Exchange differences on translation of foreign operations (net of tax of $22 million)	—	—	—	575	—	575
Hedge of net investment (net of tax of $41 million) (note 15)	—	—	—	(277)	—	(277)
Total comprehensive income	—	—	191	298	—	489
Transactions with owners recognized directly in equity:
Preferred shares issuance	—	200	—	—	—	200
Share issue costs	—	(5)	—	—	—	(5)
Stock dividends paid	3	—	—	—	—	3
Dividends declared on common shares	—	—	(295)	—	—	(295)
Dividends declared on preferred shares	—	—	(7)	—	—	(7)
Balance as at March 31, 2015	6,989	729	12,555	664	23	20,960

Balance as at December 31, 2015	7,000	874	7,589	1,103	20	16,586
Net loss	—	—	(458)	—	—	(458)
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of less than $1 million) (note 15)	—	—	—	—	(1)	(1)
Exchange differences on translation of foreign operations (net of tax of $84 million)	—	—	—	(548)	—	(548)
Hedge of net investment (net of tax of $38 million) (note 15)	—	—	—	239	—	239
Total comprehensive loss	—	—	(458)	(309)	(1)	(768)
Transactions with owners recognized directly in equity:
Stock dividends paid (note 11)	296	—	—	—	—	296
Dividends declared on preferred shares (note 11)	—	—	(10)	—	—	(10)
Balance as at March 31, 2016	7,296	874	7,121	794	19	16,104
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended
	March 31,
(millions of Canadian dollars)	2016	2015
Operating activities
Net earnings (loss)	(458)	191
Items not affecting cash:
Accretion (note 9)	34	30
Depletion, depreciation and amortization (note 6)	722	864
Deferred income taxes	(7)	(259)
Foreign exchange	1	28
Stock-based compensation (note 12)	17	(10)
Loss on sale of assets	2	8
Unrealized mark to market	123	(34)
Other	—	20
Settlement of asset retirement obligations (note 9)	(22)	(31)
Income taxes recovered	35	4
Interest received	3	—
Change in non-cash working capital (note 14)	(328)	53
Cash flow – operating activities	122	864
Financing activities
Long-term debt issuance (note 8)	3,249	3,335
Long-term debt repayment (note 8)	(2,900)	(2,575)
Short-term debt (note 8)	148	(390)
Debt issue costs	—	(6)
Proceeds from preferred share issuance, net of share issue costs	—	195
Dividends on common shares (note 11)	—	(292)
Dividends on preferred shares (note 11)	(10)	(7)
Interest paid	(77)	(55)
Other	14	19
Change in non-cash working capital (note 14)	70	18
Cash flow – financing activities	494	242
Investing activities
Capital expenditures	(410)	(820)
Contribution payable payment	(35)	(1,294)
Other	10	(7)
Change in non-cash working capital (note 14)	(256)	(181)
Cash flow – investing activities	(691)	(2,302)
Decrease in cash and cash equivalents	(75)	(1,196)
Effect of exchange rates on cash and cash equivalents	5	98
Cash and cash equivalents at beginning of period	70	1,267
Cash and cash equivalents at end of period	—	169
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading) in Canada, refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and therefore, were grouped together as the Downstream business segment due to the similar nature of their products and services.

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended March 31,	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Gross revenues	836	1,355	215	366	1,051	1,721	281	347	435	601	1,126	1,725	1,842	2,673	(213)	(377)	2,680	4,017
Royalties	(54)	(130)	—	—	(54)	(130)	—	—	—	—	—	—	—	—	—	—	(54)	(130)
Marketing and other	—	—	(102)	69	(102)	69	—	—	—	—	—	—	—	—	—	—	(102)	69
Revenues, net of royalties	782	1,225	113	435	895	1,660	281	347	435	601	1,126	1,725	1,842	2,673	(213)	(377)	2,524	3,956
Expenses
Purchases of crude oil and products	12	9	171	335	183	344	137	238	339	483	1,040	1,539	1,516	2,260	(213)	(377)	1,486	2,227
Production, operating and transportation expenses	451	512	8	9	459	521	36	43	49	63	137	128	222	234	—	—	681	755
Selling, general and administrative expenses	42	69	1	2	43	71	1	1	7	10	3	3	11	14	63	20	117	105
Depletion, depreciation and amortization	562	719	6	5	568	724	28	26	24	25	81	69	133	120	21	20	722	864
Exploration and evaluation expenses	17	57	—	—	17	57	—	—	—	—	—	—	—	—	—	—	17	57
Other – net	—	(15)	(3)	(1)	(3)	(16)	—	(11)	(1)	1	(125)	—	(126)	(10)	66	—	(63)	(26)
Earnings (loss) from operating activities	(302)	(126)	(70)	85	(372)	(41)	79	50	17	19	(10)	(14)	86	55	(150)	(40)	(436)	(26)
Share of equity investment	(1)	—	—	—	(1)	—	—	—	—	—	—	—	—	—	—	—	(1)	—
Financial items
Net foreign exchange gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	13	62	13	62
Finance income	—	1	—	—	—	1	—	—	—	—	—	—	—	—	5	1	5	2
Finance expenses	(40)	(36)	—	—	(40)	(36)	—	—	(2)	(1)	(1)	(1)	(3)	(2)	(64)	(14)	(107)	(52)
Earnings (loss) before income taxes	(343)	(161)	(70)	85	(413)	(76)	79	50	15	18	(11)	(15)	83	53	(196)	9	(526)	(14)
Provisions for (recovery of) income taxes
Current	(109)	(165)	—	182	(109)	17	—	(16)	—	17	—	10	—	11	48	26	(61)	54
Deferred	16	123	(19)	(160)	(3)	(37)	21	29	4	(12)	(4)	(219)	21	(202)	(25)	(20)	(7)	(259)
	(93)	(42)	(19)	22	(112)	(20)	21	13	4	5	(4)	(209)	21	(191)	23	6	(68)	(205)
Net earnings (loss)	(250)	(119)	(51)	63	(301)	(56)	58	37	11	13	(7)	194	62	244	(219)	3	(458)	191
Intersegment revenues	143	287	—	—	143	287	34	49	36	41	—	—	70	90	—	—	213	377
Expenditures on exploration and evaluation assets(3)	16	72	—	—	16	72	—	—	—	—	—	—	—	—	—	—	16	72
Expenditures on property, plant and equipment(3)	159	651	32	19	191	670	6	8	8	5	182	48	196	61	7	17	394	748
Expenditures on investment in joint venture(3)	46	1	—	—	46	1	—	—	—	—	—	—	—	—	—	—	46	1
As at March 31, 2016 and December 31, 2015
Total exploration and evaluation assets and property, plant and equipment, net	19,592	20,173	913	891	20,505	21,064	1,031	1,053	1,177	1,193	4,916	5,139	7,124	7,385	264	276	27,893	28,725
Total assets	20,454	21,103	1,647	1,699	22,101	22,802	1,131	1,141	1,399	1,448	6,444	6,784	8,974	9,373	821	881	31,896	33,056
(1) Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

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Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2015 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2015, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current presentation.
These condensed interim consolidated financial statements were approved by the Chair of the Audit Committee and Chief Executive Officer on April 25, 2016.
Note 3 Significant Accounting Policies
Recent Accounting Standards
IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 Leases. The standard will be effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, provided IFRS 15 Revenue from Contracts with Customers, has been applied, or is applied at the same date as IFRS 16. The Company is currently evaluating the impact of adopting IFRS 16 on the consolidated financial statements.

Amendments to IAS 7 Statement of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 to be applied prospectively for annual periods beginning or after January 1, 2017 with early adoption permitted. The amendments require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers
In April 2016, the IASB published an amendment to IFRS 15. The amendments have the same effective date as the standard and will be applied to annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 15 on the consolidated financial statements.

Changes in Accounting Policy
Effective January 1, 2016, the Company adopted the following new accounting standards issued by the IASB:

Amendments to IAS 1 Presentation of Financial Statements
The amendments clarify guidance on materiality and aggregation, use of subtotals, aggregation and disaggregation of financial statement line items, the order of the notes to the financial statements and disclosure of significant accounting policies. The adoption of this amended standard has no material impact on the Company's consolidated financial statements.

Amendments to IFRS 7 Financial Instrument: Disclosures
The amendments clarify:

•	Whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required; and

•	The applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.

The adoption of this amended standard has no impact on the Company's consolidated financial statements.

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Amendments to IAS 34 Interim Financial Reporting
The amendments clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements. The adoption of this amended standard has no impact on the Company's consolidated financial statements.
Note 4    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in the Asia Pacific Region. As at March 31, 2016, the Company had deposited funds of $125 million (December 31, 2015 - $121 million) which are classified as non-current and included in restricted cash in the condensed interim consolidated balance sheets.
Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2015	1,091
Additions	22
Transfers to oil and gas properties (note 6)	(15)
Exchange adjustments	(23)
March 31, 2016	1,075
Note 6    Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2015	50,388	1,465	2,313	8,136	2,688	64,990
Additions	171	33	6	189	9	408
Acquisitions	13	—	—	—	—	13
Transfers from exploration and evaluation (note 5)	15	—	—	—	—	15
Changes in asset retirement obligations	1	—	—	—	—	1
Disposals and derecognition	(19)	—	—	(1)	—	(20)
Exchange adjustments	(280)	(1)	—	(475)	(1)	(757)
March 31, 2016	50,289	1,497	2,319	7,849	2,696	64,650
Accumulated depletion, depreciation and amortization
December 31, 2015	(31,300)	(574)	(1,260)	(2,676)	(1,546)	(37,356)
Depletion, depreciation and amortization	(557)	(11)	(28)	(90)	(36)	(722)
Disposals and derecognition	6	—	—	—	—	6
Exchange adjustments	92	—	—	148	—	240
March 31, 2016	(31,759)	(585)	(1,288)	(2,618)	(1,582)	(37,832)
Net book value
December 31, 2015	19,088	891	1,053	5,460	1,142	27,634
March 31, 2016	18,530	912	1,031	5,231	1,114	26,818
The Company accrued business interruption and property damage insurance recoveries of $123 million associated with the Company's isocracker unit fire at the Lima Refinery, bringing total insurance recoveries to date of $358 million up to March 31, 2016. Included in the insurance recoveries is $86 million for business interruption and $37 million for property damage. The insurance recoveries are reflected in other – net in the condensed interim consolidated statements of income (loss).

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Note 7    Other Assets

Other Assets
($ millions)	March 31, 2016	December 31, 2015
Long-term receivables	121	33
Leasehold incentives	35	34
Precious metals	21	23
Other	21	38
End of period	198	128

Note 8    Debt and Credit Facilities

Short-term Debt
($ millions)	March 31, 2016	December 31, 2015
Commercial paper (1)	858	720
Bank Indebtedness	10	—
	868	720
(1) The commercial paper is supported by the Company's syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at March 31, 2016 on outstanding commercial paper was 0.94 percent per annum (December 31, 2015 - 0.81 percent).

Long-term Debt		Canadian $ Amount		U.S. $ Denominated
($ millions)	Maturity	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Long-term debt
Syndicated Credit Facility	2018	848	499	—	—
6.20% notes(1)	2017	389	415	300	300
6.15% notes(1)	2019	389	415	300	300
7.25% notes(1)	2019	973	1,038	750	750
5.00% notes	2020	400	400	—	—
3.95% notes(1)	2022	648	692	500	500
4.00% notes(1)	2024	973	1,038	750	750
3.55% notes	2025	750	750	—	—
6.80% notes(1)	2037	502	535	387	387
Debt issue costs(2)		(26)	(27)	—	—
Unwound interest rate swaps		4	4	—	—
Long-term debt		5,850	5,759	2,987	2,987
Long-term debt due within one year
7.55% notes(1)	2016	259	277	200	200
Long-term debt due within one year		259	277	200	200

(1)
All of the Company’s U.S. $ denominated debt is designated as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency. Refer to Note 15 for foreign currency risk management.

(2)	Calculated using the effective interest rate method.

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Credit Facilities
During the three months ended March 31, 2016 , the Company had long-term debt issuances of $3,249 million related to borrowings against the Company's syndicated credit facility and long-term debt repayments of $2,900 million towards the Company's syndicated credit facility.
On March 9, 2016, the maturity date for one of the Company's $2.0 billion revolving syndicated credit facilities, previously set to expire on December 14, 2016, was extended to March 9, 2020. In addition, the Company's leverage covenant was replaced by a debt to capital covenant calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders' equity and certain adjusting items specified in the agreement. The Company was in compliance with the syndicated credit facility covenants at March 31, 2016 and assesses the risk of non-compliance to be low. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. As at March 31, 2016, the Company had no borrowings under its $2.0 billion facility expiring March 9, 2020 and an outstanding balance of $848 million under its $2.0 billion facility expiring June 19, 2018 (December 31, 2015 - $499 million.)
Notes
At March 31, 2016, the Company had unused capacity of $1.9 billion under its Canadian Shelf Prospectus and U.S. $3.0 billion under its U.S. Shelf Prospectus and related U.S registration statement.
The Company's notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 9    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at March 31, 2016 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2015	2,984
Additions	1
Liabilities settled	(22)
Liabilities disposed	(1)
Exchange adjustment	(19)
Accretion (note 13)	34
March 31, 2016	2,977
Expected to be incurred within one year	82
Expected to be incurred beyond one year	2,895
The Company has deposited $125 million (December 31, 2015 - $121 million) of cash into restricted accounts for funding of future asset retirement obligations of the Asia Pacific Region. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.

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Note 10    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	March 31, 2016	December 31, 2015
Employee future benefits	178	176
Finance lease obligations	262	266
Stock-based compensation	4	12
Deferred revenue	103	109
Leasehold incentives	104	104
Other	81	76
End of period	732	743
The deferred revenue relates to the take or pay commitment with respect to natural gas production from the Liwan 3-1 field in the Asia Pacific Region (as referenced in Note 3 in the 2015 Annual Consolidated Financial Statements). During the first quarter of 2016, an unscheduled isolation and temporary repair in the gas buyer’s onshore gas pipeline infrastructure reduced sales. Payments for natural gas were only made by the buyer for the volumes sold.  Husky is pursuing full payments in accordance with the the Liwan 3-1 field natural gas take or pay contractual requirements. As a result, the deferred revenue has not been recorded in the financial statements. It will be recorded when payment is received.
Note 11    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2015	984,328,915	7,000
Stock dividends	21,122,939	296
March 31, 2016	1,005,451,854	7,296
The Company issued stock dividends of $296 million on January 11, 2016, on account of common share dividends declared for the third quarter of 2015. Stock dividend shares are issued as a fraction of a common share which is determined by dividing the dollar amount of the dividend by the volume weighted price per share over the five day trading period immediately prior to the payment date. The common share dividend was suspended by the Board of Directors for the fourth quarter of 2015. There were no common share dividends declared in the first quarter of 2016 or payable as at March 31, 2016.
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2015	36,000,000	874
Series 1 shares converted to Series 2 shares	(1,564,068)	(38)
Series 2 shares converted from Series 1 shares	1,564,068	38
March 31, 2016	36,000,000	874
On February 16, 2016, Husky announced that it did not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 1 (the "Series 1 Preferred Shares") on March 31, 2016. As a result, subject to certain conditions, the holders of Series 1 Preferred Shares were notified of their right to choose one of the following options with regard to their shares: retain any or all of their Series 1 Preferred Shares and continue to receive an annual fixed rate dividend paid quarterly; or convert, on a one-for-one basis, any or all of their Series 1 Preferred Shares into Cumulative Redeemable Preferred Shares, Series 2 (the "Series 2 Preferred Shares") of Husky Energy and receive a floating rate quarterly dividend. In March 2016, holders of 1,564,068 Series 1 Preferred Shares exercised their option to convert their shares, on a one-for-one basis, to Series 2 Preferred Shares.

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Cumulative Redeemable Preferred Shares Dividends ($ millions)	Three months ended March 31,
	2016		2015
	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	3	3	3	3
Series 3 Preferred Shares	3	3	4	4
Series 5 Preferred Shares	2	2	—	—
Series 7 Preferred Shares	2	2	—	—
	10	10	7	7
The dividend rate applicable to the Series 2 Preferred Shares for the three month period commencing March 31, 2016 to, but excluding, June 30, 2016 is equal to the sum of the Government of Canada 90 day treasury bill rate on March 1, 2016 plus 1.73 percent, being 2.19 percent. The floating rate quarterly dividend applicable to the Series 2 Preferred Shares will be reset every quarter. The dividend rate applicable to the Series 1 Preferred Shares for the five year period commencing March 31, 2016, to, but excluding, March 31, 2021 is equal to the sum of the Government of Canada five year bond yield on March 1, 2016 plus 1.73 percent, being 2.404 percent. Both rates were calculated according to the terms described in the prospectus supplement dated March 11, 2011.

At March 31, 2016 and 2015, there were no preferred shares dividends payable.
Performance Share Units

Performance Share Units	Number of Performance Share Units
December 31, 2015	5,122,626
Granted	2,254,140
Exercised	(1,135,950)
Forfeited	(733,750)
Outstanding, March 31, 2016	5,507,066
Graded vested, March 31, 2016	760,499

In February 2010, the Compensation Committee of the Board of Directors of the Company established the Performance Share Unit ("PSU") Plan for executive officers and certain employees of the Company. The term of each PSU is three years, and the PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Company's total shareholder return relative to a peer group of companies and achieving a return on capital in use ("ROCIU") target set by the Company. ROCIU equals net earnings plus after tax interest expense and before impairment and select exploration charges divided by; the two-year average capital employed, less any capital invested in assets that are not in use. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. As at March 31, 2016, the carrying amount of the liability relating to PSUs was $12 million (December 31, 2015 – $17 million). The total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for the PSUs for the three months ended March 31, 2016 was $13 million (three months ended March 31, 2015 – less than $1 million). The Company paid out $18 million for the three months ended March 31, 2016 (three months ended March 31, 2015 – $18 million paid) for performance share units which vested in the period.

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Earnings per Share

Earnings per Share ($ millions)	Three months ended March 31,
	2016	2015
Net earnings (loss)	(458)	191
Effect of dividends declared on preferred shares in the period	(10)	(7)
Net earnings (loss) - basic	(468)	184
Dilutive effect of accounting for stock options as equity-settled(1)	—	(15)
Net earnings (loss) - diluted	(468)	169

(millions)
Weighted average common shares outstanding - basic	1,003.1	983.8
Effect of dilutive stock options and stock dividends declared	—	0.2
Weighted average common shares outstanding - diluted	1,003.1	984.0

Earnings (loss) per share – basic ($/share)	(0.47)	0.19
Earnings (loss) per share – diluted ($/share)	(0.47)	0.17

(1)
Stock-based compensation expense was $4 million based on cash-settlement for the three months ended March 31, 2016 (three months ended March 31, 2015 – recovery of $10 million). Stock-based compensation expense would have been $3 million based on equity-settlement for the three months ended March 31, 2016 (three months ended March 31, 2015 – expense of $5 million). For the three months ended March 31, 2016, cash-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than equity-settlement.

For the three months ended March 31, 2016, 27 million tandem options (three months ended March 31, 2015 – 31 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.
Note 12    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income (loss) for three months ended March 31, 2016 and 2015:

Production, Operating and Transportation Expenses	Three months ended March 31,
($ millions)	2016	2015
Services and support costs	241	290
Salaries and benefits	158	159
Materials, equipment rentals and leases	65	73
Energy and utility	110	114
Licensing fees	60	61
Transportation	9	10
Other	38	48
	681	755

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The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income (loss) for three months ended March 31, 2016 and 2015:

Selling, General and Administrative Expenses	Three months ended March 31,
($ millions)	2016	2015
Employee costs(1)	52	68
Stock-based compensation expense (recovery)(2)	17	(10)
Contract services	21	18
Equipment rentals and leases	9	9
Maintenance and other	18	20
	117	105

(1)
Employee costs are comprised of salary and benefits earned during the year, plus cash bonuses awarded during the year. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2) Stock-based compensation expense (recovery) represents the cost to the Company for participation in share-based payment plans.
Note 13    Financial Items

Financial Items ($ millions)	Three months ended March 31,
	2016	2015
Foreign exchange
Loss on translation of U.S. dollar denominated long-term debt	—	(27)
Gain (loss) on non-cash working capital	(13)	55
Other foreign exchange gain	26	34
Net foreign exchange gain	13	62
Finance income
Interest income	—	1
Other	5	1
Finance income	5	2
Finance expenses
Long-term debt	(89)	(70)
Contribution payable	(2)	(10)
Other	(6)	(5)
	(97)	(85)
Interest capitalized(1)	24	63
	(73)	(22)
Accretion of asset retirement obligations (note 9)	(34)	(30)
Finance expenses	(107)	(52)
	(89)	12
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5 percent (2015 - 6 percent).

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Note 14    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended March 31,
	2016	2015
Decrease (increase) in non-cash working capital
Accounts receivable	(193)	387
Inventories	1	51
Prepaid expenses	34	7
Accounts payable and accrued liabilities	(356)	(555)
Change in non-cash working capital	(514)	(110)
Relating to:
Operating activities	(328)	53
Financing activities	70	18
Investing activities	(256)	(181)
Note 15 Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, income taxes receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, derivatives, long-term income taxes receivable, portions of other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at March 31, 2016	As at December 31, 2015
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	(32)	6
Crude oil(2)	(23)	8
Crude oil call options	(47)	—
Crude oil put options	4	—
Foreign currency contracts – FVTPL
Foreign currency forwards	1	—
Other assets – FVTPL	2	2
Hedge of net investment(3)(4)	(701)	(940)
	(796)	(924)

(1)
Natural gas contracts includes a $31 million decrease as at March 31, 2016 (December 31, 2015 - $14 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $22 million at March 31, 2016 (December 31, 2015 - $67 million).

(2)
Crude oil contracts includes a $8 million increase at March 31, 2016 (December 31, 2015 – $6 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $149 million at March 31, 2016 (December 31, 2015 - $190 million).

(3)	Hedging instruments are presented net of tax.

(4)
Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's selected net investments in its foreign operations with a U.S. dollar functional currency.

The Company's other financial instruments that are not related to derivatives or hedging activities are included in cash and cash equivalents, accounts receivable, income taxes receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, long-term income taxes receivable and portions of other assets and other long-term liabilities. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.

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The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at March 31, 2016 was $5.3 billion (December 31, 2015 – $5.6 billion).
The fair values of commodity put and call options under a short term hedging program are determined using quoted market prices which are classified as Level 1 measurements. The estimation of the fair value of commodity derivatives other than commodity put and call options and held-for-trading inventories incorporates exit prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities except for those arising from the commodity put and call options are classified as Level 2 measurements. The Company's contingent consideration payments, previously classified as Level 3 measurements, were fully settled during 2015. During the three months ended March 31, 2016 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments including commodity put and call options under the short term hedging program to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other liabilities in the condensed interim consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Earnings Impact of Market Risk Management Contracts
The gains (losses) recognized on market risk management contract positions for the three months ended March 31, 2016 are set out below:

	Three months ended March 31, 2016
Earnings Impact ($ millions)	Marketing and Other	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	(38)	—	—
Crude oil	(31)	—	—
Crude oil call options	—	(18)
Crude oil put options	—	(51)
	(69)	(69)	—
Foreign currency
Foreign currency forwards(1)	—	1	12
	(69)	(68)	12
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other - net, while realized gains or losses are included in net foreign exchange gains in the condensed interim consolidated statements of income (loss).

Commodity Price Risk Management

WTI and Brent Crude Oil Call and Put Option Contracts(1)

Type	Term	Volume (bbls/day)	Sold Call Price (US$bbl)	Bought Put Price (US$bbl)
WTI call options	April - June 2016	71,700	39.80	—
WTI put options	April - June 2016	86,100	—	30.38
Brent call options	April - June 2016	26,600	40.65	—
Brent put options	April - June 2016	32,800	—	31.31
(1) Prices reported are the weighted average prices for the period.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17

For the three months ended March 31, 2016, the Company incurred a realized loss of $12 million and an unrealized loss of $57 million on the above commodity risk management contracts which is recorded in other - net in the condensed interim consolidated statements of income (loss).
Foreign Currency Risk Management
At March 31, 2016, the Company had designated U.S. $3.2 billion denominated debt as a hedge of the Company’s selected net investment in its foreign U.S. dollar functional currency (December 31, 2015 - $3.2 billion). For the three months ended March 31, 2016, the Company incurred an unrealized gain of $239 million (three months ended March 31, 2015 – unrealized loss of $277 million), arising from the translation of the debt, net of tax of $38 million (three months ended March 31, 2015 – net of tax of $41 million), which was recorded in hedge of net investment within other comprehensive income (loss).
Interest Rate Risk Management
At March 31, 2016, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $4 million (December 31, 2015 – $4 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of less than $1 million for the three months ended March 31, 2016 (three months ended March 31, 2015 – $6 million).
At March 31, 2016, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $19 million (December 31, 2015 – $20 million), net of tax of $7 million (December 31, 2015 – net of tax of $7 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an offset to finance expense of $1 million for the three months ended March 31, 2016 (three months ended March 31, 2015 – less than $1 million).

Note 16 Subsequent Event
The Company reached an agreement on April 25, 2016 to sell its ownership interest in select midstream assets recorded in the Upstream Exploration and Production and Upstream Infrastructure and Marketing segments for gross proceeds of $1.7 billion. The assets will be held by a newly formed limited partnership, of which Husky will own 35 percent and 65 percent will be owned by Power Assets Holding Ltd. (“PAH”) and Cheung Kong Infrastructure Holdings Ltd. (“CKI”). This transaction is a related party transaction, as PAH and CKI are affiliates of one of the Company’s principal shareholders, and has been measured at fair value. Husky will remain as operator of the assets. The assets include approximately 1,900 kilometres of pipeline in the Lloydminster region, 4.1 million barrels of oil storage capacity at Hardisty and Lloydminster, and other ancillary assets. The transaction is subject to regulatory approval.

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